FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October  2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA COMPLETES DIVESTMENT OF RARE DISEASE MEDICINE CAPRELSA

AstraZeneca has announced the global completion of the divestment of Caprelsa® (vandetanib), a rare disease medicine, to Genzyme, a Sanofi company.

Genzyme made an upfront payment to AstraZeneca of $165 million to acquire the global rights to sell and develop Caprelsa, and will make further development and sales milestone payments of up to $135 million. The transaction does not include the transfer of any AstraZeneca employees or facilities.

The divestment reinforces AstraZeneca's strategic focus on its three main therapy areas. As an asset divestment, the upfront receipt and any subsequent payments for the agreement will be reported in Other Operating Income in the Company's financial statements. The transaction does not impact AstraZeneca's financial guidance for 2015.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler		UK/Global	+44 20 7604 8030
Vanessa Rhodes		UK/Global	+44 20 7604 8037
Ayesha Bharmal		UK/Global	+44 20 7604 8034
Karen Birmingham		UK/Global	+44 20 7604 8120
Jacob Lund		Sweden	+46 8 553 260 20
Michele Meixell		US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 20 7604 8199	+44 7818 524185
Eugenia Litz	RIA	+44 20 7604 8233	+44 7884 735627
Nick Stone	CVMD	+44 20 7604 8236	+44 7717 618834
Craig Marks	ING	+44 20 7604 8591	+44 7881 615764
Christer Gruvris		+44 20 7604 8126	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 301 398 5118	+1 240 543 7970
Mitch Chan	Oncology	+1 301 398 1849	+1 301 398 1849
Dial / Toll-Free		+1 301 398 3251	+1 866 381 7277
Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

7 October 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 October 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary